SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 12 August 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

This press release was issued in the US at 1245 CDT (1845BST), August 12, 2010

BP PRODUCTS AND OSHA SETTLE 270 CITATIONS AT TEXAS CITY

BP Products North America Inc. (BP) and the US Occupational Safety and Health Administration (OSHA) have reached a settlement to resolve 270 of the 709 citations that OSHA issued to BP at its Texas City Refinery in October 2009. In these citations, OSHA alleges that BP failed to meet obligations set forth in a 2005 Agreement with OSHA. These allegations relate to the continuing implementation of abatement activities following the 2005 accident at the Texas City Refinery. BP contested the citations and maintains that the refinery has undertaken extensive actions to enhance worker safety since 2005 in full conformance with the 2005 agreement.

BP and OSHA elected to focus on resolving 270 "Failure to Abate" citations which are the subject of this settlement. Both parties have agreed to settle these matters and focus on moving forward collaboratively in order to continue to improve plant safety. This new agreement addresses the concerns that OSHA raised in these citations. BP is hopeful that this agreement will provide a platform to resolve the remaining citations.

As part of this agreement, BP will further accelerate its ongoing multi-year program of investment in activities that are designed to implement industry leading process safety practices and address potential hazards which are identified through comprehensive engineering reviews.

BP and OSHA have established an aggressive schedule for these activities, which are already underway. The work will be verified by independent experts and OSHA to ensure consistent implementation and conformance with OSHA standards. BP is obligated to fund the program, currently estimated to cost up to $500 million over the period 2010 to 2016. This amount is in addition to the more than $1 billion that BP spent on safety and infrastructure improvements at the Texas City refinery during 2005-2009. Besides its commitment to future investment, BP also has agreed to pay a penalty of $50.6 million to OSHA as part of this settlement.

Iain Conn, BP's global head of Refining & Marketing, said that "BP and OSHA are jointly committed to workplace safety and a strong relationship with OSHA is of great importance to BP. We respect OSHA's concerns and have addressed them in this agreement. BP has a stated goal to become a leader in process safety and we look forward to working collaboratively with OSHA to achieve an injury-free workplace in our operations."

BP also has worked closely with the United Steelworkers (USW) in defining the next steps that are reflected in this agreement. The USW represents the hourly workforce at the Texas City refinery and has been a key participant in this process.

Steve Cornell, head of BP's US Refining business, said, "This agreement demonstrates BP's commitment to work with OSHA and the USW in order to enhance safety performance at Texas City. We have significantly improved the safety of our operations at Texas City over the last five years and are determined to carry this effort forward effectively in the future. Our commitments with OSHA and to the USW's Triangle of Prevention (TOP) program are consistent with how we intend to deliver further safety improvements going forward."

Further information
:

BP press office, London: +44 (0)20 7496 4076
BP press office, Houston: +1 281 366 0265

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 12 August 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary